September 13, 2006

BY FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
Attn: Barbara C. Jacobs
100 F. Street, N.E.
Washington, DC 20549

Re:	Futuremedia Public Limited Company
Registration Statement on Form F-3 (SEC File Number 333-131314)

Ladies and Gentlemen:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), Futuremedia Public Limited Company (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to 5:00 p.m. on September 14, 2006,  or as soon as possible thereafter.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Securities and Exchange Commission
Division of Corporation Finance
Attn: Barbara C. Jacobs
September 13, 2006

Please contact our corporate counsel, Mark A. Dorff of Brown Rudnick Berlack Israels LLP in London at (011) 44-20-7851-6005 or Daniel C. Gusenoff of Brown Rudnick Berlack Israels LLP in Boston at (617) 856-8172 or me at (011) 44-12-7382-9700 if you have any questions concerning the above.

Very truly yours,

FUTUREMEDIA PUBLIC LIMITED COMPANY

By /s/ Andrew Haire
Andrew Haire, General Counsel

cc: Daniel Lee (Via Fax)